Exhibit 99.1

Autonomous City of Buenos Aires, November 7th, 2013.

To the

Comisión Nacional de Valores (National Securities Commission)

Ref.: Significant event – Issuance of

Negotiable Obligations Class V

Dear Sirs,

We are writing to you in my capacity of attorney in fact of Grupo Financiero Galicia S. A. (the “Company”) in order to inform you that on November 7th, 2013, the Board of Directors of the Company resolved to approve the issuance of Negotiable Obligations Class V (“the Negotiable Obligations”) for a total global maximum face value of up to $120,000,000 (extendible up to $ 180,000,000) under the terms and conditions set forth in the corresponding Price Supplement.

These Negotiable Obligations will be issued under the Global Program of simple, short, mid-and/or long term Negotiable Obligations, non-convertible into shares.

The Company will timely inform the Negotiable Obligations’ issuance date.

Yours faithfully,

A. Enrique Pedemonte

Attorney

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.